SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 24, 2007

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

Announcement of LM Ericsson Telephone company, dated April 24, 2007 regarding “Ericsson changes financial reporting structure”.

Press Release April 24, 2007

Ericsson changes financial reporting structure

Ericsson (NASDAQ:ERIC) will change its financial reporting to reflect a new business segment structure and today publishes restated information for comparative prior year interim periods.

As previously announced, Ericsson has from January 1, 2007, reorganized its operating structure. From the first quarter report 2007, the company’s financial reporting will be adapted to reflect this new structure. Ericsson will also take this opportunity to make other modifications to further enhance transparency with additional disclosures.

Ericsson will report the following business segments: Networks, Professional Services and Multimedia.

Phones, represented by the share in earnings of Sony Ericsson will be reported as before. However, Sony Ericsson have increased its disclosure as of the first quarter report 2007.

The changed segment reporting is in accordance with the objectives set forth in IAS 14 Segment reporting. The business activities previously reported in Other Operations have been merged into the new segments to better leverage the opportunities provided by internal business combinations.

Business segment Networks includes products for mobile and fixed broadband access, core networks, transmission and next-generation IP-networks. Related network rollout services are also included. In addition, the power modules and cables operations, previously reported under Other Operations, are now included within Networks, as well as the acquired operations of Redback and Entrisphere.

Business segment Professional Services includes all service operations, excluding Network rollout reported under Networks. Services for system integration of IP and core networks previously reported as network rollout are now reclassified as Professional Services. Sales of managed services as a part of the total Professional Services will be disclosed since this represents service revenues of a recurring nature.

Business segment Multimedia includes multimedia systems, previously reported under segment Systems, and enterprise solutions and mobile platforms, previously included in Other Operations. The operations of Tandberg TV and Mobeon will also be included in Multimedia once these acquisitions are concluded.

For each of the business segments, we will report net sales and operating margin quarterly. In addition, sales of Mobile Systems, including relevant parts of Networks and Multimedia, will continue to be disclosed.

Within the consolidated income statement, royalty revenues for intellectual property rights related to products will be included as part of net sales instead of other operating income. Accordingly, the related costs, previously reported as part of operating expenses, will now be reported within cost of sales.

Changes within the consolidated statement of cash flows include additional breakdown of “Adjustments to reconcile net income to cash”, “Operating net assets” and “Investing activities”. Cash flow from operations will be disclosed as before. The subtotals “Cash flow from operating investing activities” and “Cash flow before financial investing activities” will no longer be reported.

The table “Customer financing risk exposure” will no longer be separately disclosed quarterly due to the decrease in activity compared to prior years. However, significant changes to risk and exposure will be commented within the text of interim reports.

Ericsson reports first quarter results on April 26, 2007, at 7:30 CET.

Restated 2006 Financial Statements are attached.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

Read more at www.ericsson.com

FOR FURTHER INFORMATION, PLEASE CONTACT

Ericsson Media Relations

Phone: +46 8 719 6992

E-mail: press.relations@ericsson.com

Ericsson Investor Relations

Phone: + 46 8 719 4631

E-mail: investor.relations.se@ericsson.com

ERICSSON

CONSOLIDATED INCOME STATEMENT—ISOLATED QUARTERS

	2006				2006
SEK million	Q4	Q3	Q2	Q1	Jan-Dec
Net sales	54,211	41,271	44,768	39,571	179,821
Cost of sales	-31,331	-25,506	-25,692	-22,346	-104,875

Gross margin	22,880	15,765	19,076	17,225	74,946
Gross margin %	42.2%	38.2%	42.6%	43.5%	41.7%
Research and development expenses	-7,155	-6,990	-6,767	-6,621	-27,533
Selling and administrative expenses	-6,071	-5,296	-5,263	-4,792	-21,422

Operating expenses	-13,226	-12,286	-12,030	-11,413	-48,955
Other operating income	321	3,252	215	115	3,903
Share in earnings of JVs and associated companies	2,210	2,035	992	697	5,934

Operating income	12,185	8,766	8,253	6,624	35,828
Operating margin %	22.5%	21.2%	18.4%	16.7%	19.9%
Financial income	366	499	567	522	1,954
Financial expenses	-396	-397	-529	-467	-1,789

Income after financial items	12,155	8,868	8,291	6,679	35,993
Taxes	-2,352	-2,572	-2,559	-2,074	-9,557

Net income	9,803	6,296	5,732	4,605	26,436
Net income attributable to:
Stockholders of the parent company	9,731	6,233	5,712	4,575	26,251
Minority interest	72	63	20	30	185

Other information

Average number of shares, basic (million)	15,877	15,872	15,869	15,866	15,871
Earnings per share, basic (SEK)1)	0.61	0.39	0.36	0.29	1.65
Earnings per share, diluted (SEK)1)	0.61	0.39	0.36	0.29	1.65

1) Based on Net income attributable to stockholders of the parent company

ERICSSON

CONSOLIDATED BALANCE SHEET

SEK million	Dec 31 2006	Dec 311) 2005
ASSETS

Non-current assets
Intangible assets
Capitalized development expenses	4,995	6,161
Goodwill	6,824	7,362
Intellectual property rights	15,649	939
Property, plant and equipment	7,881	6,966
Financial assets
Equity in JVs and associated companies	9,409	6,313
Other investments in shares and participations	721	805
Customer financing, non-current	1,921	1,322
Other financial assets, non-current	2,409	2,796
Deferred tax assets	13,564	18,519

	63,373	51,183

Current assets
Inventories	21,470	19,208

Trade receivables	51,070	41,242
Customer financing, current	1,735	3,624
Other current receivables	15,012	12,574

Short-term investments	32,311	39,767
Cash and cash equivalents	29,969	41,738
	151,567	158,153

Total assets	214,940	209,336

EQUITY AND LIABILITIES

Equity
Stockholders’ equity	120,113	101,622
Minority interest in equity of consolidated subsidiaries	782	850

	120,895	102,472

Non-current liabilities
Post-employment benefits	6,968	5,891
Provisions, non-current	602	904
Deferred tax liabilities	382	391
Borrowings, non-current	12,904	14,185
Other non-current liabilities	2,868	2,740

	23,724	24,111

Current liabilities
Provisions, current	13,280	17,764
Borrowings, current	1,680	10,784
Trade payables	18,183	12,584
Other current liabilities	37,178	41,621

	70,321	82,753

Total equity and liabilities	214,940	209,336

Of which interest-bearing liabilities and post-employment benefits	21,552	30,860

Net cash	40,728	50,645

Assets pledged as collateral	285	549
Contingent liabilities	1,392	1,708

1)	Ericsson has adopted the new option in IAS 19 as from January 1, 2006. Earlier periods have been restated accordingly. The net effect on equity per December 31, 2005 was SEK -3,055 million.

ERICSSON

CONSOLIDATED STATEMENT OF CASH FLOWS

	2006				2006
SEK million	Q4	Q3	Q2	Q1	Jan - Dec

Net income	9,803	6,296	5,732	4,605	26,436
Adjustments to reconcile net income to cash
- taxes	1,671	737	1,397	477	4,282
- undistributed earnings in JVs and associated companies	-1,751	-1,462	-514	756	-2,971
- depreciation, amortization and impairment losses	2,068	1,735	1,723	1,997	7,523
- other	89	-2,885	32	-10	-2,774

	11,880	4,421	8,370	7,825	32,496
Operating net assets
Inventories	2,972	-2,622	-433	-2,470	-2,553
Customer financing, current and non-current	1,242	-302	-1,586	1,832	1,186
Trade receivables	-4,077	-1,981	-3,269	-1,236	-10,563
Provisions and post-employment benefits	-1,935	2,546	-2,427	-1,913	-3,729
Other operating assets and liabilities, net	927	2,779	-422	-1,632	1,652

	-871	420	-8,137	-5,419	-14,007

Cash flow from operating activities	11,009	4,841	233	2,406	18,489

Investing activities
Investments in property, plant and equipment	-925	-825	-1,377	-700	-3,827
Sales of property, plant and equipment	34	91	46	14	185
Acquisitions and divestments of subsidiaries and other operations, net	-193	2,833	-21	-17,611	-14,992
Product development	-373	-210	-412	-358	-1,353
Other investing activities	-636	-169	-456	191	-1,070
Short-term investments	3,136	-3,818	9,700	-2,838	6,180

Cash flow from investing activities	1,043	-2,098	7,480	-21,302	-14,877

Cash flow before financing activities	12,052	2,743	7,713	-18,896	3,612

Financing activities
Dividends paid	0	-183	-7,154	-6	-7,343
Other financing activities	-271	-576	-8,147	898	-8,096

Cash flow from financing activities	-271	-759	-15,301	892	-15,439

Effect of exchange rate changes on cash	-326	-116	485	15	58

Net change in cash	11,455	1,868	-7,103	-17,989	-11,769

Cash and cash equivalents, beginning of period	18,514	16,646	23,749	41,738	41,738

Cash and cash equivalents, end of period	29,969	18,514	16,646	23,749	29,969

NET SALES BY SEGMENT BY QUARTER

SEK million
	2006
Isolated quarters	Q4	Q3	Q2	Q1
Networks	39,035	29,155	31,448	28,056
- Of which Network rollout	5,558	3,498	3,430	3,924
Professional Services	10,566	8,722	9,252	8,307
- Of which Managed services	2,514	2,238	2,414	2,325
Multimedia	4,548	3,066	3,449	2,831
Unallocated 1)	—	372	764	479
Less: Intersegment sales	62	-44	-145	-102

Total Ericsson	54,211	41,271	44,768	39,571

1) Including the Defense business

	2006
Sequential change	Q4	Q3	Q2	Q1 2)
Networks	34%	-7%	12%	—
- Of which Network rollout	59%	2%	-13%	—
Professional Services	21%	-6%	11%	—
- Of which Managed services	12%	-7%	4%	—
Multimedia	48%	-11%	22%	—
Unallocated 1)	—	-51%	59%	—
Less: Intersegment sales	-241%	-70%	42%	—

Total Ericsson	31%	-8%	13%	—

1) Including the Defense business
2) Sequential change not calculated since 2005 is not restated according to new organization

	2006
Year to Date	0612	0609	0606	0603
Networks	127,694	88,659	59,504	28,056
- Of which Network rollout	16,410	10,852	7,354	3,924
Professional Services	36,847	26,281	17,559	8,307
- Of which Managed services	9,491	6,977	4,739	2,325
Multimedia	13,894	9,346	6,280	2,831
Unallocated 1)	1,615	1,615	1,243	479
Less: Intersegment sales	-229	-291	-247	-102

Total Ericsson	179,821	125,610	84,339	39,571

1)	Including the Defense business

OPERATING MARGIN BY SEGMENT BY QUARTER

SEK million

OPERATING MARGIN
	2006
As percentage of net sales	Q4	Q3 3)	Q2	Q1
Networks	21%	9%	19%	17%
Professional services	15%	12%	16%	15%
Multimedia	12%	3%	1%	3%
Phones 1)	—	—	—	—
Unallocated 2)	—	—	—	—

Total	22%	21%	18%	17%

	2006
As percentage of net sales	0612	06093)	0606	0603
Networks	17%	15%	18%	17%
Professional services	14%	14%	15%	15%
Multimedia	5%	2%	2%	3%
Phones 1)	—	—	—	—
Unallocated 2)	—	—	—	—

Total	20%	19%	18%	17%

1)	Calculation not applicable
2)	"Unallocated" consists mainly of costs for corporate staffs, non-operational capital gains and losses and the Defense business that was divested in 2006
3)	Including restructuring charges of SEK 2.9 b.

NET SALES BY MARKET AREA BY QUARTER

SEK million

	2006
Isolated quarters	Q4	Q3	Q2	Q1
Western Europe 1)	17,166	11,675	12,852	11,488
Eastern Europe, Middle East & Africa	15,225	11,702	12,908	10,466
North America	3,960	2,895	3,726	5,281
Latin America	4,803	4,206	3,819	3,652
Asia Pacific	13,057	10,793	11,463	8,684

Total 2)	54,211	41,271	44,768	39,571

1) Of which Sweden	2,287	1,882	2,008	1,632
2) Of EU *	18,705	13,040	14,834	12,404

	2006
Sequential change (%)	Q4	Q3	Q2	Q1
Western Europe 1)	47%	-9%	12%	—
Eastern Europe, Middle East & Africa	30%	-9%	23%	—
North America	37%	-22%	-29%	—
Latin America	14%	10%	5%	—
Asia Pacific	21%	-6%	32%	—

Total 2)	31%	-8%	13%	—

1) Of which Sweden	22%	-6%	23%	—
2) Of which EU *	43%	-12%	20%	—

	2006
Year to date	0612	0609	0606	603
Western Europe 1)	53,181	36,015	24,340	11,488
Eastern Europe, Middle East & Africa	50,301	35,076	23,374	10,466
North America	15,862	11,902	9,007	5,281
Latin America	16,480	11,677	7,471	3,652
Asia Pacific	43,997	30,940	20,147	8,684

Total 2)	179,821	125,610	84,339	39,571

1) Of which Sweden	7,809	5,522	3,640	1,632
2) Of which EU *	58,983	40,278	27,238	12,404

*)	For the purpose of comparison 2006 has been restated including Bulgaria and Romania which entered into the European Union as from 2007.

ERICSSON

OTHER INFORMATION

2006
SEK million	Jan-Dec
Number of shares and earnings per share
Number of shares, end of period (million)	16,132
Of which A-shares (million)	1,309
Of which B-shares (million)	14,823
Number of treasury shares, end of period (million)	251
Number of shares outstanding, basic, end of period (million)	15,881
Numbers of shares outstanding, diluted, end of period (million)	15,953
Average number of treasury shares (million)	262
Average number of shares outstanding, basic (million)	15,871
Average number of shares outstanding, diluted (million) 1)	15,943
Earnings per share, basic (SEK)	1.65
Earnings per share, diluted (SEK)1)	1.65

Ratios
EBITDA %	24.1%
Equity ratio, percent	56.2%
Capital turnover (times)	1.3
Accounts receivable turnover (times)	3.9
Inventory turnover (times)	5.2
Return on equity, percent	23.7%
Return on capital employed, percent	27.4%
Days Sales Outstanding	85
Payment readiness, end of period	67,454
Payment readiness, as percentage of sales	37.5%

Exchange rates used in the consolidation
SEK / EUR - average rate	9.27
- closing rate	9.04
SEK / USD - average rate	7.38
- closing rate	6.85

Other
Additions to property, plant and equipment	3,827
- Of which in Sweden	999

Additions to capitalized development expenses	1,353
Capitalization of development expenses, net	-1,166

Amortization of development expenses	2,519
Depreciation of property, plant and equipment and amortization of other intangible assets	4,997

Total depreciation and amortization	7,516
Export sales from Sweden	98,694

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/S/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 24, 2007